L'OREAL

International Financial Information Direction
41 rue Martre
92117 CLICHY Cedex - France
Tel. : + 33 1 47 56 83 45 – Fax : + 33 1 47 56 86 42

FAX

To :		**From :**	I.F.I.D.
Company :	S.E.C.	**2**	2 (this one included)
Fax :	+ 1 202 942 9624	**Date :**	28th November 2003
Subject :	News Release	**CC :**	[redacted]

03037727

Message :

Our identification number: L'Oréal S.A. –File No 82-735
Communication of information: 12g3-2 (b)

SUPPL

PROCESSED
DEC 03 2003
THOMSON
FINANCIAL

L'ORÉAL

TOTAL

News release

Total and L'Oréal will not renew their Sanofi-Synthélabo shareholders' agreement

Clichy, Friday 28th November 2003, 6 pm - Total and L'Oréal today notified the French Financial Markets Authority (A.M.F.) and Sanofi-Synthélabo of their decision not to renew beyond 2nd December 2004 the agreement between the two groups that has been in force since 9th April 1999.

Total and L'Oréal, whose cooperation has contributed to the success of Sanofi-Synthélabo, remain keenly interested in the continuing positive development of the company.

The current stakes of Total and L'Oréal in Sanofi-Synthélabo are 24.4% and 19.5% respectively.

Contacts at L'ORÉAL

Shareholders and Market Authorities
Mr Francois ARCHAMBAULT
☎ : +33 (0)1.47.56.83.45
http://www.loreal-finance.com

Analysts and
Institutional Investors
Mrs Caroline MILLOT
☎ : +33 (0)1.47.56.86.82
Fax : +33 (0)1.47.56.80.02

Journalists
Mr Mike RUMSBY
☎ : +33 (0)1.47.56.76.71
http://www.loreal.com

For further information, please consult your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and your usual newspapers; you may also visit the Internet site for shareholders and investors, http://www.loreal-finance.com, or its PDA version, loreal-finance.com mobile edition. Alternatively, contact the phone number: +33.1.58.13.51.36.

L'OREAL – 41 rue Martre – 92117 CLICHY—France.